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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cripple Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Maplewood Avenue
(No. and Street)

Maplewood	NJ	07040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tsang (973) 313-6430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road	Bridgewater	NJ	08807
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, James Tsang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

~~Cripple Creek Securities, LLC~~, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Tsang
Signature

President
Title

ANDREA P. FREUND
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/30/2004

Andrea P. Freund
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cripple Creek Securities, L.L.C.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2002

Cripple Creek Securities, L.L.C.

Index to the Financial Statements

December 31, 2002

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Leonard M. Friedman, CPA◆♠■
Barry D. Kopp, CPA*
Frank S. LaForgia, CPA
Alvin P. Levine, CPA+
Aaron A. Rich, CPA●
David N. Roth, CPA
Carl S. Schwartz, CPA*
Gary A. Sherman, CPA*
Nicholas L. Truglio, CPA▲
Steven J. Truppo, CPA

Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA, CFP★
Daniel M. Brooks, CPA

Dorvin M. Rosenberg, CPA

Kenneth A. Berman, CPA (1933-2000)

*NJ and NY
+NJ and FL
●NJ, NY and PA
◆Accredited in Business Valuation
♠Certified Business Appraiser
★Certified Financial Planner
▲Certified Fraud Examiner
■Certified Valuation Analyst

Other Office:

111 Dunnell Road
Maplewood, NJ 07040
973-763-6363
973-763-4430 Fax

Independent Auditors' Report

To the Board of Directors and Members of

Cripple Creek Securities, L.L.C.

We have audited the accompanying statement of financial condition of Cripple Creek Securities, L.L.C. (the"Company") as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cripple Creek Securities, L.L.C. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
January 30, 2003

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION • PRIVATE COMPANIES PRACTICE SECTION
INDEPENDENT ACCOUNTANTS INTERNATIONAL • NATIONAL CPA HEALTHCARE ADVISORS ASSOCIATES

Cripple Creek Securities, L.L.C.

Statement of Financial Condition

December 31, 2002

Assets	
Current Assets	
Cash	$ 1,548
Due from clearing organization	1,840,492
Securities owned	
Not readily marketable, at estimated fair value	-
Total Current Assets	1,842,040
Liabilities and Members' Equity	
Current Liabilities	
Securities sold, not yet purchased, at market value	15,244
Accrued expenses	20,000
Total Current Liabilities	35,244
Commitments and Contingencies	-
Members' Equity	1,806,796
Total Liabilities and Members' Equity	$ 1,842,040

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Operations

Year Ended December 31, 2002

Revenues	
Principle transactions	$ (460,150)
Interest income	64,408
Total Revenues	(395,742)
Expenses	
Management and advisory fees	641,450
Professional fees	42,750
License fees, dues and assessments	5,847
Insurance	3,332
Miscellaneous	390
Total Expenses	693,769
Net Loss	$ (1,089,511)

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Changes in Members' Equity

Year Ended December 31, 2002

	Total Members' Equity
Balance - January 1, 2002	$ 4,446,307
Members withdrawals	(1,550,000)
Net loss	(1,089,511)
Balance - December 31, 2002	$ 1,806,796

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net Loss	$ (1,089,511)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities	
Changes in Assets and Liabilities	
Decrease in due from clearing agent	2,528,464
Decrease in securities owned, at value	1,503,593
(Decrease) in securities sold short, at value	(1,400,737)
Total Adjustments	2,631,320
Net Cash Provided by Operating Activities	1,541,809
Cash Flows From Financing Activities	
Cash withdrawals by members	(1,550,000)
Net Cash Used by Financing Activities	(1,550,000)
Net Decrease in Cash	(8,191)
Cash - January 1, 2002	9,739
Cash - December 31, 2002	$ 1,548

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

The Company was formed on December 28, 1995 under the laws of the State of Delaware for the purpose of operating as a broker-dealer. The Company has received certification from the National Association of Securities Dealers (NASD) to become a registered broker and dealer in securities under the Securities Exchange Act of 1934. As such, Cripple Creek Securities, L.L.C. has been granted approval to conduct proprietary trading for its own account and to perform private placements and shelf offering underwritings.

Basis of Income Realization and Securities Transactions

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Securities transactions of the Company are recorded on a trade date basis. Realized and unrealized gains and losses are included in earnings.

Cash and Equivalents

Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company is formed as a limited liability company. As such, federal and state income is taxed to the members personally. Accordingly, no provision for federal or state income taxes have been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $100,000. At times during the year, cash balances may exceed insured limits.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the members of the Company withdrew $1,550,000.

During 2002, the Company paid $641,450, pursuant to a management and advisory agreement, to an entity with similar ownership interests.

SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stock	$ -	$ 15,244
Warrants	-	-
	$ -	$ 15,244

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, these securities at estimated fair values consist of the following:

Warrants	$ -

FINANCIAL INSTRUMENTS

The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS 137 and SFAS 138, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

COMMITMENTS AND CONTINGENCIES

Effective March 23, 2001, the Company entered into a Structured Equity Line Flexible Finance Agreement with Cygnus, Inc. The terms of the agreement include mandatory monthly purchases, at the sole discretion of Cygnus, Inc., requiring the Company to purchase shares of common stock, for an aggregate purchase price to be specified by Cygnus, not to exceed $1,000,000 per month. In addition, for any period in which Cygnus elects to obligate the Company to make a mandatory purchase, Cygnus may require the Company to purchase additional shares of common stock for an aggregate purchase price to be specified by Cygnus, not to exceed $3,000,000 per month. The purchase price of the common stock shall be the average of the two lowest stock prices during the six trading days prior to the mandatory purchase date, provided that any trading price below the floor price, set by Cygnus, shall be deemed to be equal to the floor price for purposes of determining the purchase price. The maximum aggregate obligation of the Company under this agreement is $33,000,000 and expires June 30, 2003.

Effective October 1, 2001 the Company entered into another Structured Equity Line Flexible Finance Agreement with Cygnus, Inc. The terms of the agreement are similar to the terms for the agreement dated March 23, 2001 with the exception of the aggregate obligation of the Company being $29,000,000 and an expiration date of December 31, 2004.

Both Structured Equity Line Flexible Finance Agreements contain covenants that Cygnus Inc. must maintain. If Cygnus violates the covenants the Company may terminate the agreement. As of January 2003, Cygnus, Inc. was in material breach of the covenants, however, the Company has not terminated the agreement.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(1). At December 31, 2002, the Company had net capital of $1,806,796, which was $1,706,796 in excess of its required net capital of $100,000. The Company's net capital ratio was .011 to 1.

Cripple Creek Securities, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

NET CAPITAL	
Total Members' Equity	$ 1,806,796
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non allowable assets	
Securities - owned	-
Securities - when issued	-
Other assets	-
Net Capital Before Haircuts on Securities Positions	1,806,796
Haircuts on Securities	
Haircut on securities	-
Haircut on undue concentration	-
Total Haircuts on Securities Positions	-
Net Capital	1,806,796
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	20,000
Total Aggregate Indebtedness	20,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 100,000
Net Capital Requirement	100,000
Excess Net Capital	$ 1,706,796
Ratio Aggregate Indebtedness to Net Capital	.011 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 1,826,811
Audit Fee, not previously recorded	(20,015)
Net capital per above	$ 1,806,796

Cripple Creek Securities, L.L.C.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission

As of December 31, 2002

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.